Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR JULY

August 10, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Property

We are pleased to report that the last option payment on the El Coronel concessions has now been made. Kimber through its wholly-owned subsidiary Minera Monterde S. de R.L. de C.V. now holds a 100% interest, free of all royalties, in all of the concessions that make up the Monterde project. This property consists of the formerly optioned claims which are surrounded by concessions staked by Kimber in 2005. The entire property covers 28,000 hectares and is 37 kilometres in length along the mineral trend. Only a very small portion of this property has been explored in any detail.

Drilling

Drilling on the Carmen is approaching completion with a few areas of the deposit requiring some additional drilling. While the Carmen deposit is progressing through Pre-Feasibility studies, the focus of drilling is now on the Carotare deposit and the El Orito Norte target. Making sufficiently robust access roads has taken much longer than expected. The delays were attributed to our initial belief that roads could be built using D7 or D8 bulldozers as were used at Carmen. Unfortunately, this strategy did not work as hoped because knobs of high silica rock which are not present at Carmen are found throughout Carotare and El Orito Norte. These required drilling and blasting before the dozers could be brought in. We now have three compressors and jacklegs preparing the sites for blasting. Meanwhile one RC drill is now on Carotare East with the other RC and Core rig working at Carmen.

Pre-Feasibility Study

Micon International of Toronto (“Micon”) continues to work on the Pre-Feasibility study which is expected in September. This study will report on the economics of the deposit based on the drilling completed by February 2006. This study will be on Carmen only and will assume a heap-leach only operation as the base-line model. It will use a high recovery rate for gold (based on tests which are mostly complete) and a low recovery for silver (based on incomplete tests). Later, following further completion of silver metallurgical studies, the costs and benefits of a mill (to enhance silver recovery) will be investigated.

At this stage of the project, the principal technique is to run the block model data through a pit optimizing program. Kimber’s technical team has been generating one of these for internal use only. Micon will present an optimized pit as part of the Pre-Feasibility study. This process “looks at” each block, its content of gold and silver, their recovery, and the cost of mining and processing that block. Such exercises will indicate how much of the resources reported in the block model can be included in an open pit for given prices of gold and silver. Sensitivities for varied gold and silver prices will be included as well.

The Pre-Feasibility study as discussed previously is an important milestone for Kimber. Only a very small percentage of properties make it to this stage and we are proud of the development that has taken place at Monterde since Kimber was a private company in 2001.

Next Steps

As we continue into the fall, our objective is to demonstrate strong results from Carotare and El Orito Norte which, if eventually developed into additional open pittable deposits, could have significant effects on profitability.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.